NEWS RELEASE

Pan American Silver Provides Exploration Update for its Timmins Operations; Advances Plans for Potential Production Growth and Mine Life Extension
(All amounts are in United States Dollars unless otherwise indicated)
Vancouver, B.C. – June 1, 2026 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American" or the "Company") is pleased to provide an update on an extensive exploration program conducted at its Timmins operation in Ontario, Canada, which has identified new mineral resources at the Bell Creek mine and satellite deposits. Based on the success of this program, Pan American is advancing a conceptual plan for a phased development of these new mineral resources to support potential production growth and extension of mine life at Timmins (the "Timmins Camp Project").
The first phase of the Timmins Camp Project has commenced following approval by the Company's board of directors for a 625m shaft extension project at the Bell Creek mine (the "Bell Creek Shaft Extension Project"), an 814m drift to access the Vogel deposit, and a 1.3km exploration drift to access the Samson deposit, with a total investment of approximately $146 million. The initial spending on the first phase was included in the Company's 2026 guidance of $40 to $43 million of project capital at Timmins, and there are no changes to the Company's 2026 annual guidance.
"With significant installed processing capacity and infrastructure already in place, projects such as the Bell Creek shaft extension and the Vogel and Samson access drifts allow the development of new mineral resources and position Timmins for future production growth and extended mine life," said Michael Steinmann, President and CEO of Pan American. "The potential phased development and integration of the satellite deposits would transform Timmins into a long-life Canadian production platform."
The Timmins operations are currently comprised of two underground gold mines approximately 34km apart, the Timmins West mine and the Bell Creek mine, which both supply ore to the Bell Creek processing plant. The plant has a design capacity of approximately 5,600 tonnes per day ("tpd") with current throughput of approximately 4,400tpd. The Timmins Camp Project is aimed at increasing infrastructure utilization to support sustained production from the Timmins operations over time. Pan American is advancing the Timmins Camp Project through further engineering studies, mine planning, metallurgical evaluations, underground development, and mineral resource conversion programs.
In 2026, the Company is planning to drill a total of approximately 118,000m at Timmins focused on near-mine exploration and mineral resource conversion. Pan American anticipates publishing an update to the estimated mineral reserves and mineral resources for Timmins, Vogel and Gold River, as of June 30, 2026, with the corporate-wide update in the third quarter of 2026.
Bell Creek Mine Exploration Highlights
The Bell Creek mine and mill complex is located approximately 14km northeast of the city of Timmins, Ontario.
The current mineral reserves at the Bell Creek mine extend to a depth of approximately 1,925m below surface (1925 Level). A 48,000m exploration drill program began in 2023 to define mineral resources between the 1925 Level and 2,600m below surface (2600 Level). Over the past 18 months, 16,814m of drilling has been completed, targeting the deep projection of the mineralized veins. Results indicate two mineralized shoots approximately 100m apart and splitting the main mineralized body into eastern and western extents. The drill results demonstrate strong continuity of the mineralization to the 2600 Level.
The following reflects the Bell Creek drill highlights for the period January 2025 to April 2026. All intercepts are reported as estimated true widths. Please refer to the "Drill Results Highlights" Tables beginning on page four of this news release for additional details.
•18.6m at 3.06 g/t Au and 9.8m at 5.0 g/t Au (drill hole BC1495-5934B-EX)
•9.4m at 3.69 g/t Au and 5.9m at 5.32 g/t Au (drill hole BC1495-5934D)
•7.4m at 2.88 g/t Au and 3.5m at 8.49 g/t Au (drill hole BC1495-5934C-LR)

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NEWS RELEASE

•6.2m at 3.50 g/t Au and 4.0m at 5.65 g/t Au (drill hole BC1495-5931C)
Bell Creek Shaft Extension Project
The Bell Creek Shaft Extension Project is designed to deepen the existing shaft by 625m, from 1080m (below surface) to 1705m below surface, enabling access to mine deeper mineralization identified through recent exploration drilling. On-site activities are anticipated to commence in July 2026 and the Bell Creek Shaft Extension Project is expected to require approximately three years to complete, with commissioning in the first half of 2029.
The deepening of the Bell Creek mine shaft is expected to extend the mine life at Bell Creek and position the operation as the long-term infrastructure anchor to support development of additional mineral sources and a district-scale integrated mine plan over the coming years. In addition, the Bell Creek Shaft Extension Project is anticipated to: provide cost efficiencies through reduced haulage distances and requirements for trucking fleet and ventilation; and reduce annual CO2 emissions associated with deeper mining operations.
Vogel Project
The Vogel Project is located approximately 1.5km east-southeast of the Bell Creek mine complex and was previously assessed as an open pit with an underground mine below the pit. In 2025, the Vogel Project was remodeled and assessed solely for underground mining potential.
Drilling between October 2025 and March 2026, comprised of 28 holes totaling 12,429m, tested mineralization along strike and at depth beyond the limits of the current geological model and mineral resources. The drill results identified down-dip extension, as well as areas of thicker and higher-grade gold mineralization farther down-dip than previously modeled, significantly expanding the mineralized zone. Drilling is ongoing and has transitioned to infill drilling of the inferred mineral resources.
To support future development and accelerate infill drilling of the deeper part of the deposit, an 814m underground drift from the Bell Creek 610 Level commenced in April 2026. Underground drilling is planned for the second half of 2026, following up on the strong drill intercepts from the 2025 and 2026 programs.
The following reflects Vogel drill highlights for the period from December 2025 to April 2026. All intercepts are reported as estimated true widths. Please refer to the "Drill Result Highlights" Tables beginning on page four of this news release for additional details.
•19.9m at 8.11 g/t Au, including 1.7m at 77.74 g/t Au and 8.7m at 3.21 g/t Au (drill hole V-26-117A)
•10.5m at 8.82 g/t Au and 15.7m at 2.00 g/t Au (drill hole V-25-102)
•9.0m at 8.73 g/t Au, including 2.2m at 29.33 g/t Au and 18.7m at 1.45 g/t Au (drill hole V-26-119)
•5.1m at 6.30 g/t Au (drill hole V-25-106)
•12.2m at 2.62 g/t Au (drill hole V-25-104)
As of June 30, 2025, Vogel is estimated to contain 61,000 ounces of indicated gold mineral resources ((0.5 million tonnes ("Mt") grading 3.60 Au grams per tonne ("g/t")) and 135,000 ounces of inferred gold mineral resources (1.2Mt grading 3.52 Au g/t) down to an elevation 400m to 450m below surface. Please refer to the Company's mineral reserves and mineral resources as at June 30, 2025 provided in the Company's Management's Discussion & Analysis ("MD&A") for the period ending December 31, 2025 and available on the Company’s profile on SEDAR+.
Timmins West Mine / Samson Project
The Samson Project (previously known as the 144 south) is located approximately 3.3km southwest of the Timmins West mine shaft and forms part of Pan American's broader Timmins mineral resource base. As of June 30, 2025, Samson was reported under the Timmins West Mine and is estimated to contain 118,000 ounces of gold inferred mineral resources (1.7Mt grading 2.20 Au g/t) with the bulk of this mineral resource centered around an elevation that is approximately 800m below surface. Please refer to the Company's mineral reserves and mineral resources as at June 30, 2025 provided in the Company's MD&A for the period ending December 31, 2025 and available on the Company’s profile on SEDAR+. The Company anticipates providing an updated mineral resource estimate for Vogel as of June 30, 2026.

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NEWS RELEASE

In 2025, Pan American commenced development of a 1.3-km underground exploration drift on the 820 Level from the furthest southwest existing Timmins West mine infrastructure to support underground drilling and future development activities.
Over 60,000m have been drilled between 2013 to 2026 on the Samson Project, which has improved confidence and geological knowledge of the deposit. Drilling targeted the deep, down plunge and lateral extents of the known gold mineralization envelope and a gap in previous drilling programs between the upper and lower zones.
The following reflects Timmins West / Samson Project drill highlights. All intercepts are reported as estimated true widths. Please refer to the "Drill Results Highlights" Tables beginning on page four of this news release for additional details.
Drill highlights previously released by Lake Shore Gold Corp.:
•2.01 g/t Au over 41.7m, including 14.76 g/t Au over 3.0m and 3.82 g/t Au over 5.6m (Hwy-12-45) (released on January 21, 2013)
•12.60 g/t Au over 1.3m and 1.30 g/t Au over 57.7m, including 4.06 g/t Au over 7.6ms (Hwy-11-28) (released on January 21, 2013)
•202 g/t Au over 0.30m (Hwy-11-30) (released on January 21, 2013)
•3.11 g/t Au over 19.1m, 5.38 g/t Au over 3.6m, 5.30 g/t Au over 2.7m and 4.22 g/t Au over 2.7m (Hwy-15-142) (released on October 28, 2015)
Drill highlights for the period from August 2023 to December 2025 include:
•10.3m at 1.94 g/t Au (wedge drill hole HWY-15-148A)
•2.8m at 4.54 g/t Au including 0.8m at 11.70 g/t Au (HWY-24-199A)
•5.6m at 2.65 g/t Au (HWY-25-200A)
•3.8m at 2.14 g/t Au (wedge drill hole HWY-15-140W4)
Gold River Project
The Gold River satellite deposit is located approximately 3.6km southeast of the Timmins West mine. It is estimated to contain approximately 117,000 ounces of indicated gold mineral resources (0.7Mt grading 5.29 Au g/t) and 1.03 million ounces of inferred gold mineral resources (5.3Mt grading 6.06 Au g/t), as of June 30, 2025. Please refer to the Company's mineral reserves and mineral resources as at June 30, 2025 provided in the Company's MD&A for the period ending December 31, 2025 and available on the Company’s profile on SEDAR+.
Between 2017 and 2019, Tahoe Resources Inc. completed 66,253m of infill drilling in 151 holes, with significant intervals such as:
•7.5m at 66.87 g/t Au (TH-17-164)
•2.0m at 107.62 g/t Au, including 0.2m at 896 g/t Au (TH-18-225)
•14.7m at 5.85 g/t Au (TH-18-228)
•3.4m at 21.71 g/t Au (TH-18-202A)
Multiple mineralized zones have been delineated over a 3.3km strike length and remain open at depth, highlighting significant potential for continued mineral resource expansion within a well-endowed structural setting.
Pan American has been advancing metallurgical and engineering studies for the Gold River deposit, including evaluating various enhancements to the processing circuit to address the metallurgy of Gold River, culminating in a recently completed scoping-level assessment of the conceptual addition of flotation and pressure oxidation processing capabilities at the Bell Creek processing plant to treat the single refractory mineralization of the Gold River deposit. As technical studies continue to progress, Gold River shows the potential to become an important future production source.

PAN AMERICAN SILVER CORP.	3

NEWS RELEASE

Additional District Opportunities
Pan American continues to advance exploration, technical work and evaluation of the Whitney Project (84.26% Pan American interest), located approximately 4.5km south of the Bell Creek mine and mill complex. The Company also maintains exposure to additional district opportunities through its strategic investment in Galleon Gold Corp., which owns the West Cache gold project adjacent to the Timmins West mine.
Pan American Timmins Property Map

Pan American Silver
Timmins Mines & Projects
Bell Creek Mine
Vogel
Whitney
655
101
Timmins, Ontario
Timmins West Complex
Samson
Gold River
144
Pan American Land Claims
Major Gold Deposits
11.0 km
Image © 2026 Airbus
Image © 2026 CNES / Airbus
Image © 2026 Maxar Technologies
Google Earth
Imagery Date: 5/13/2026 17 U 468092.62 m E 5365265.22 m N elev 0 m eye alt 47.76 km

DRILL RESULTS HIGHLIGHT TABLES
Bell Creek Mine
The following table provides exploration results from the deep drilling program targeting the extension of the Bell Creek zones down to approximately the 2,600 Level. Full infill and exploration drill results not included in this table, together with cross sections, plans, and locations, are available at: https://panamericansilver.com/operations/gold-segment/timmins/

Hole No.	Zone	From (m)	To (m)	Int (m)	Au g/t
BC1495-5931C	NB	758.7	768.3	6.2	3.50
	NBHW6	811.0	817.0	4.0	5.65
BC1495-5934C-LR	NBHW6	832.0	842.0	7.4	2.88
	NBHW7	879.1	883.7	3.5	8.49
BC1495-5934B-EX	NBHW6	831.0	845.0	9.8	5.00
	NBHW7	858.0	884.0	18.6	3.06
BC1495-5934D	NBFW4	845.9	864.0	9.4	3.69
	NBHW7	1005.0	1015.0	5.9	5.32

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NEWS RELEASE

All intervals reported uncut and over estimated true widths
Drill Hole Collar Highlights

Project	Hole No.	Zone	UTM easting	UTM northing	Elevation (masl)*	Azimuth (°)	Inclination (°)	Drilled Metres
Timmins	BC1495-5931C	Bell Creek	487,266	5,377,949	-1197	159.0	-69.0	363
Timmins	BC1495-5934C-LR	Bell Creek	487,267	5,377,949	-1198	151.0	-68.2	201
Timmins	BC1495-5934B-EX	Bell Creek	487,267	5,377,949	-1198	150.9	-68.1	791
Timmins	BC1495-5934D	Bell Creek	487,267	5,377,949	-1198	151.0	-68.2	669
All intervals reported uncut and over estimated true widths
Vogel Project
The following table provides infill and exploration drill result highlights from the Vogel Project. Full infill and exploration drill results not included in this table, together with cross sections and plans, are available at https://panamericansilver.com/operations/gold-segment/timmins/.

Hole No.	Zone	From (m)	To (m)	Int (m)	Au g/t
V-25-102	Vogel	344.0	358.8	10.5	8.82
		372.2	394.0	15.7	2.00
V-25-104	Vogel	383.5	401.0	12.2	2.62
V-25-106	Vogel	479.8	487.3	5.1	6.30
V-26-117A	Vogel	367.4	379.1	8.7	3.21
		417.5	445.6	19.9	8.11
	Incl.	429.3	431.5	1.7	77.74
	Also Incl.	429.8	430.3	0.4	233.00
V-26-119	Vogel	388.4	412.1	18.7	1.45
		472.5	483.8	9.0	8.73
	Incl.	473.0	475.8	2.2	29.33
All intervals reported uncut and over estimated true widths.
Drill Hole Collar Highlights

Project	Hole No.	Zone	UTM easting	UTM northing	Elevation (masl)*	Azimuth (°)	Inclination (°)	Drilled Metres
Timmins	V-25-102	Vogel	488,476	5,377,086	288	1.3	-56.5	502
Timmins	V-25-104	Vogel	488,561	5,377,046	287	2.7	-60.4	610
Timmins	V-25-106	Vogel	488,593	5,377,043	287	1.3	-61.2	627
Timmins	V-26-117A	Vogel	488,465	5,377,049	288	1.9	-58.7	559
Timmins	V-26-119	Vogel	488,465	5,376,997	287	6.7	-59.1	610
*metres above sea level

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NEWS RELEASE

Samson Project
The following table provides infill and exploration drill result highlights from the Samson Project. Full infill and exploration drill results not included in this table, together with cross sections and plans, are available at https://panamericansilver.com/operations/gold-segment/timmins/.

Hole No.	Zone	From (m)	To (m)	Int (m)	Au g/t
HWY-15-140W4	Samson	1026.0	1030.0	3.8	2.14
HWY-15-148A	Samson	949.0	959.8	10.3	1.94
HWY-24-199A	Samson	643.0	646.0	2.8	4.54
	incl.	644.0	644.8	0.8	11.70
HWY-25-200A	Samson	803.7	809.3	5.6	2.65
All intervals reported uncut and over estimated true widths.
Drill Hole Collar Highlights

Project	Hole No.	Zone	UTM easting	UTM northing	Elevation (masl)*	Azimuth (°)	Inclination (°)	Drilled Metres
Timmins	HWY-15-140W4	Samson	456,855	5,356,787	316	130.0	-65.1	1021
Timmins	HWY-15-148A	Samson	456,837	5,356,598	318	127.0	-65.0	579
Timmins	HWY-24-199A	Samson	456,780	5,356,182	318	126.2	-66.9	459
Timmins	HWY-25-200A	Samson	456,939	5,356,575	319	127.3	-56.4	536
*metres above sea level
Gold River Project
The following table provides infill and exploration drill result highlights from the Gold River Project. Full infill and exploration drill results not included in this table, together with cross sections and plans, are available at https://panamericansilver.com/operations/gold-segment/timmins/.

Hole No.	Zone	From (m)	To (m)	Int (m)	Au g/t
TH-17-164	Gold River	172.1	181.9	7.5	66.87
TH-18-202A	Gold River	834.5	839.5	3.4	21.71
TH-18-225	Gold River	386.0	388.5	2.0	107.62
	incl.	386.6	386.9	0.2	896.00
TH-18-228	Gold River	244.9	265.4	14.7	5.85
All intervals reported uncut and over estimated true widths.
Drill Hole Collar Highlights

Project	Hole No.	Zone	UTM easting	UTM northing	Elevation (masl)*	Azimuth (°)	Inclination (°)	Drilled Metres
Timmins	TH-17-164	Gold River	461,121	5,355,383	316	180.0	-57.2	450
Timmins	TH-18-202A	Gold River	461,731	5,355,521	313	174.1	-79.0	723
Timmins	TH-18-225	Gold River	462,079	5,355,164	318	175.8	-61.0	400
Timmins	TH-18-228	Gold River	462,110	5,355,180	316	178.2	-64.1	400
*metres above sea level

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General Notes with Respect to Technical Information
Grades are shown as contained metal before mill recoveries are applied. All samples provided in this news release were assayed by ALS Limited assay laboratory in Vancouver, BC, or Rouyn-Noranda, QC, Activation Laboratories Ltd. in Timmins, ON, or SGS Canada Inc. laboratory in Cochrane, ON. These labs operate a full preparation and fire assay, and one or more of atomic absorption, gravimetry, and ICP-OES analysis. Fire assay with atomic absorption finish is conducted on a 50 gram aliquot taken from the pulp. For over-limit assay values (>10.0 g/t gold), another 50 gram aliquot is used for fire assay with gravimetric finish. All labs are independent of Pan American and accredited by ISO/IEC 17025:2017.
Pan American implements a quality assurance and quality control ("QAQC") program including the submission of certified standards, blanks, and duplicate samples to the laboratories. The results of the QAQC samples submitted to Actlabs and NMAL demonstrate acceptable accuracy and precision. The Qualified Persons have verified the data disclosed in this news release and they are of the opinion that the sample preparation, analytical, and security procedures followed for the samples are sufficient and reliable for the purpose of any future mineral resource and mineral reserve estimates. There were no limitations on the Qualified Persons' verification process. Pan American is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data reported herein.
See the Company's Annual Information Form dated February 18, 2026, available at www.sedarplus.ca, or the Company's most recent Form 40-F filed with the United States Securities and Exchange Commission (the "SEC"), for further information concerning QAQC and data verification matters, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company's business and the potential development of the Company's mineral reserves and mineral resources.
Technical information contained in this news release with respect to Pan American has been reviewed and approved by Christopher Emerson, FAusIMM, Senior Vice President Exploration and Geology, Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, and Christopher Wright, P. Geo., Vice President Mineral Resource Management, each of whom is a Qualified Person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").
Pan American is authorized by The Association of Professional Engineers and Geoscientists of the Province of British Columbia to engage in Reserved Practice under Permit to Practice number 1001470.
Cautionary Note to US Investors
This news release has been prepared in accordance with the requirements of Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards, which differ from the requirements of U.S. securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.
Canadian public disclosure standards, including NI 43-101, differ significantly from the requirements of the SEC, and information concerning mineralization, mineral reserve and mineral resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies. The requirements of NI 43-101 for identification of "reserves" are not the same as those of the SEC and may not qualify as "reserves" under SEC standards. Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Under Canadian securities laws, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases.
About Pan American
Pan American is a leading producer of silver and gold in the Americas, operating mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own a 44% joint venture interest in the operating Juanicipio mine in Mexico, a 100% interest in the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for over three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
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For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the extent of, and success related to any future exploration or development programs, including with respect to the Whitney project; the anticipated scope, timing, cost and benefits of the Timmins Camp Project, including the Bell Creek Project; expectations regarding exploration drilling; the development of a district-scale integrated mine plan, including potential production growth; the timing and advancement of planned drilling at Timmins; the advancement of the Samson project exploration drift; the advancement of metallurgical and engineering studies for the Gold River deposit; the anticipated advancement of engineering studies, mine planning and metallurgical and economic studies, including any preliminary economic analysis; expected metallurgical performance and proposed processing alternatives, including flotation and pressure oxidation for refractory mineralization; potential third-party ore sources and processing arrangements; the timing and results of updated mineral resource estimates and mineral resource conversion activities; the development, integration and potential production contribution of the Vogel, Samson, Gold River and other satellite deposits; the anticipated timing of the preliminary economic analysis for the Timmins development plan; and plans to report our annual mineral reserve and mineral resource as at June 30, 2026.
These forward-looking statements and information reflect Pan American's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; the timely advancement of the Timmins Camp Project, including the Bell Creek Project and the development of the Vogel, Samson and Gold River projects; the accuracy and reliability of exploration results and geological interpretations; continuity, grade and geometry of mineralization at depth and along strike; the ability to convert inferred mineral resources to higher confidence categories and ultimately to mineral reserves; the ability to complete planned underground development, including shaft extensions and exploration drifts, on schedule and within budget; the suitability and capacity of existing infrastructure, including the Bell Creek processing plant; metallurgical test results being consistent with current expectations; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to properties and the surface rights necessary for our operations, including contractual rights from third parties and adjacent property owners; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, GTQ, CAD, CLP, and BRL versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; risks related to taxation; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; risks related to the advancement and execution of the phased development plan at Timmins; risks that exploration results are not indicative of future mineral resources or reserves; that inferred mineral resources may not be converted to higher confidence categories; risks of delays,

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cost overruns or technical challenges in connection with the Timmins Camp Project, including the Bell Creek Project, and underground development activities; risks that economic studies do not demonstrate viability; risks to anticipated timelines for development, studies, or production; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala, Chile, Brazil or other countries where Pan American may carry on business, including legal restrictions relating to mining, risks relating to expropriation, and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in Pan American's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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